Exhibit (h)(2)
APPENDIX B TO
ADMINISTRATION AGREEMENT

I.    The Administrator will perform the following Financial Administration Services under the supervision and direction of the Fund’s Treasurer:
A.    TREASURER’S SUPPORT SERVICES:
•	Provide an Assistant Treasurer to the Fund
•	Accumulate information for and, subject to approval by the Fund’s Treasurer, prepare reports to the Fund’s shareholders of record as set forth in Rule 30d-1 of the 1940 Act or as agreed upon in writing from time to time between the parties hereto and file such reports with the Securities and Exchange Commission
•	Prepare and file the Rule 24f-2 Notice and Form N-SAR with the Securities and Exchange Commission
•	Consult with the Fund’s Treasurer on financial matters relating to the Fund including without limitation dividend distributions, expense proformas, expense accruals and other matters, including payment of expenses, as shall from time to time be agreed upon by the parties
•	Assist the Fund's Treasurer in the preparation of quarterly reporting to the Fund's Board of Directors or Trustees as required by applicable rules under the 1940 Act and as agreed between the Administrator and the Fund from time to time
•	Assist the Fund’s Treasurer in obtaining relevant comparative industry information for annual 15(c) Board reports
•	Report monthly to Treasurer on comparison of the Fund’s actual shares outstanding with its authorized shares
•	Assist with completing industry surveys as agreed to from time to time
•	Prepare annual 1099s for Fund Directors

B.	TAX SERVICES:
Assist the Fund’s Treasurer with the Fund’s federal, state and applicable local tax preparation and reporting, including the following:

•	preparation of fiscal and excise tax distribution calculations
•	preparation and filing of federal, state and any local income tax returns, including tax return extension requests
•	preparation of shareholder year end reporting statements
•	provide the appropriate amounts and characterization of distributions declared during the calendar year for Forms 1099 reporting
•	periodically review and determine of distributions to be paid to shareholders
•	consult with the Fund’s Treasurer regarding potential passive foreign investment companies (“PFICs”)
•	consult with the Fund’s Treasurer on various tax issues as they arise and with the Fund’s outside auditors when appropriate
III.    COMPLIANCE SERVICES

The Administrator will Assist the Fund’s Adviser, at the Adviser’s request, in monitoring and developing compliance procedures for the Fund which will include, among other matters, procedures to assist the Adviser in monitoring compliance with the Fund's investment objectives, policies and restrictions, tax matters and applicable laws and regulations and performing certain periodic compliance tests, to the extent relevant information is available to the Administrator in the performance of its functions as the Fund's net asset value calculation agent. The Administrator will provide the Adviser a detailed schedule listing the compliance tests being run by the Administrator and will notify the Adviser as soon as practicable of any potential compliance warnings or violations that result from the compliance testing. The Administrator will provide the Adviser with a compliance summary report monthly.